Exhibit 99.4

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of Melco Crown Entertainment Limited (the “Company”). Prospective investors should read the listing document dated November 30, 2011 (the “Listing Document”), issued by the Company for detailed information about the Company.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with Limited Liability)

(Hong Kong Stock Code: 6883)

(NASDAQ Stock Symbol: MPEL)

DUAL PRIMARY LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF THE STOCK EXCHANGE

OF HONG KONG LIMITED

Previous business day trading information in respect of the ADSs on the NASDAQ Global Select Market

Joint Sponsors

‘in alphabetical order’

The Company issues this announcement to provide details of the previous business day trading information in respect of the ADSs on the NASDAQ Global Select Market.

Prospective investors in the Shares should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated November 30, 2011, the announcement regarding conversion of Shareholders’ loans dated November 30, 2011, the announcement regarding recent trading information in respect of the ADSs on the NASDAQ Global Select Market dated December 1, 2011, the announcement regarding Designated Dealers’ designated dealer identity numbers and number of Shares transferred to Hong Kong prior to Listing dated December 2, 2011 and the announcements regarding previous business day trading information in respect of the ADSs on the NASDAQ Global Select Market dated December 2, 2011 and December 5, 2011, respectively, issued by the Company before deciding to invest in the Shares.

PREVIOUS BUSINESS DAY TRADING INFORMATION IN RESPECT OF THE ADSs ON THE NASDAQ GLOBAL SELECT MARKET

As disclosed in the section headed “Listings, Registration, Dealings and Settlement — Investor Education — Arrangements Involving our Company and the Joint Sponsors” in the Listing Document, the Company and the Joint Sponsors will cooperate to inform the investor community of general information about the Company, as well as the developments and/or changes to the liquidity arrangements as disclosed in the Listing Document.

As at November 30, 2011, the total number of issued Shares was 1,653,101,002 Shares. Based on the net assets attributable to Shareholders of approximately US$2,730,697,000 (approximately HK$21,244,822,660#) as at September 30, 2011, and calculated on the basis of 1,653,101,002 Shares in issue, the net asset value per Share would be approximately US$1.65 (approximately HK$12.85#).

The following table sets out certain trading information in respect of the ADSs on the NASDAQ Global Select Market, including the Company’s daily closing, day high and day low prices and trading volume on December 5, 2011, being the business day immediately before the date of this announcement. Each ADS represents an ownership interest in three ordinary Shares.

	ADS Price						Trading	As % of total issued
	Day high		Day low		Closing Price		Volume	Shares**
Date	US$	HK$#	US$	HK$#	US$	HK$#	(ADSs)
December 5, 2011	10.39	80.83	10.01	77.88	10.15	78.97	7,265,947	1.32%

**	The total number of issued Shares is assumed to be 1,653,101,002 Shares, being the number of Shares in issue on conversion of Shareholders’ loans on November 29, 2011.
#	For illustration purpose, US$1 = HK$7.78. No representation is made that any amount in US$ has been or could be converted at the above rate or at any rates or at all.

Such trading information is provided further to the disclosure in the section headed “Listings, Registration, Dealings and Settlement — Investor Education — Arrangements Involving our Company and the Joint Sponsors” in the Listing Document and is for reference purpose only. The trading price of the Shares on the Hong Kong Stock Exchange following the Listing may differ from the equivalent trading price calculated from the ADSs on the NASDAQ Global Select Market. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated November 30, 2011, the announcement regarding conversion of Shareholders’ loans dated November 30, 2011, the announcement regarding recent trading information in respect of the ADSs on the NASDAQ Global Select Market dated December 1, 2011 and the announcements regarding previous business day trading information in respect of the ADSs on the NASDAQ Global Select Market dated December 2, 2011 and December 5, 2011, respectively, issued by the Company before deciding to invest in the Shares.

FURTHER ANNOUNCEMENT

Dealings in the Shares on the Hong Kong Stock Exchange are expected to commence on December 7, 2011. As stated in the section headed “Expected Timetable” and the section headed “Listings, Registration, Dealings and Settlement — Investor Education — Arrangements Involving our Company and the Joint Sponsors” in the Listing Document, a further announcement will be released on the Hong Kong Stock Exchange and the NASDAQ Global Select Market not later than 8:30 a.m. on December 7, 2011 to disclose, among other things, the then previous business day closing, day high and day low prices and trading volume of the ADSs on the NASDAQ Global Select Market.

By Order of the Board
MELCO CROWN ENTERTAINMENT LIMITED
Lawrence Yau Lung Ho
Co-chairman

Hong Kong, December 6, 2011

As of the date of this announcement, the executive Director is Lawrence Yau Lung Ho; the non-executive Directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive Directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

*	For identification purpose only

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